UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-24381

HASTINGS ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

3601 Plains Boulevard
Amarillo, TX 79102
(806) 351-2300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Hastings Entertainment, Inc. Associates’ 401(k) Plan and Trust Agreement
(Title of each class of securities covered by this Form)

Common stock, $0.01 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: none

Pursuant to the requirements of the Securities Exchange Act of 1934, Hastings Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 18, 2004	/s/ Dan Crow
Dan Crow
Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

End of Filing